CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 1, 2017


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:    First Trust Exchange-Traded Fund VIII (the "Trust")
                      File Nos. 333-210186; 811-23147
             ---------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on January 26, 2017, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 12, 2016 (the "Registration Statement"). The Registration Statement relates to the First Trust TCW Opportunistic Fixed Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement for additional information of this Fund.

COMMENT 1 - FEE TABLE

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of the prospectus.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The first paragraph of this section refers to U.S. government "sponsored corporations." Consider using the more common term "government-sponsored entities."


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RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure refers to investment in collateralized loan obligations ("CLOs"), non-agency residential mortgage-backed securities ("RMBS") and non-agency commercial mortgage-backed securities ("CMBS"). Provide in your response the percentage of net assets that each of these securities is expected to comprise. Additionally, with respect to such securities, explain in detail:

         a) how the Fund's Board determined that the Fund will comply with its 19b-4 relief regarding the arbitration mechanism, whereby secondary market shares will appropriately track net asset value; and

         b) the impact of the liquidity or illiquidity of such investments, including the transparency of the underlying obligations and the expected effect of the Fund's investment on general market liquidity for these securities.

RESPONSE TO COMMENT 3

      a) The Fund intends to operate under the Generic Listing Standards and has not applied for 19b-4 relief. The Fund's Board will rely on the Advisor's internal liquidity policies and procedures as well as the Sub-Advisor's liquidity determinations and the fact that the Fund will remain at or below the 15% limit on illiquid securities at all times. See responses to Comments 3(b) and 4.

      b) Under normal circumstances, the Fund intends to invest in such assets in the following ranges: CLO, 2-8%; RMBS 5-15%; CMBS 5-12%. The Fund's overall investment in these asset classes is not expected to exceed 25% of the Fund's net assets. As discussed in greater detail in Response 4 below, portions of the CLO, RMBS, and CMBS markets are considered liquid based on a variety of criteria, including those referenced in Release No. IC-32315. Based on the analysis shown in Response 4, investment of up to 25% of the Fund's portfolio in CLOs, RMBS, and CMBS would not be expected to result in a breach of the Fund's 15% limitation on investment in illiquid securities. Per the Fund's liquidity procedures, the CLO, RMBS, and CMBS holdings of the Fund will be evaluated at purchase and on an on-going basis with respect to their liquidity and reported to the Board on a periodic basis.

      As part of the Sub-Adviser's portfolio management and security selection process, it regularly reviews and takes into account the underlying assets of CLOs, RMBS, and CMBS. The Fund's CLO exposure will generally be focused on securities backed by leveraged loans. These loans are typically rated individually by credit rating agencies, trade in the loan market, are priced daily by third parties, and provide the highest level of look through transparency. In addition, the Sub-Adviser has a team dedicated to bank loan investing that works with our CLO traders to review and evaluate such underlying loans. With respect to the non-agency RMBS market, the Sub-Adviser maintains a


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proprietary database and analytics system that contains data on more than 30 million individual home loans representing more than 95% of the non-agency RMBS universe. This data is collected directly from loan servicers and third-party data providers and combined with housing data to analyze and project mortgage payments over a variety of possible scenarios. This system, which has been under development for more than a decade, has been designed to provide a high level of collateral transparency. For CMBS investments, whether the transaction is backed by a single asset single borrow (SASB) or multiple loans (conduit), Sub-Adviser analysts model the payment characteristics of each loan using available data to build a detailed cash flow model that can look at multiple payment scenarios.

      With respect to the expected effect of the Fund's investment on general market liquidity for these securities, we note that, at launch, the Fund is expected to have an asset size of approximately $25-50 million, with an expected asset size of approximately $1 billion within 12-24 months following launch. It is not expected that the portfolio activities of the Fund will have a material effect on the liquidity of the markets for CLOs, RMBS, and CMBS. As of the date of this letter, the size of those markets is as follows: CLO (AAA), $450 billion; RMBS, $535 billion; CMBS, $1,000 billion. As the total position size of the Fund's holdings in CLOs, RMBS, and CMBS is not expected to exceed 25% of the Fund's net assets, even at maximum expected AUM the size of the Fund's holdings compared to the market would be immaterial.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to CLOs, non-agency RMBS and non-agency CMBS, justify in detail the basis for the Board's liquidity determinations in the context of Release No. IC-32315 (October 13, 2016). Your response should include references to general market data and a discussion of the following with respect to such securities:

         a) any limits on the percentage of the Fund's net assets to be invested;

         b) any special measures to be taken by the Fund to cope with potential illiquidity in the event of a large redemption request;

         c) the existence of an active market, including the number and quality of market participants;

         d)  the frequency of trades, including daily trading volume;

         e) the size of the Fund's expected position relative to daily trading volume;

         f) as applicable, the number of units of these securities currently outstanding;

         g)  the volatility of trading prices;

         h) the expected effect of a liquidation by the Fund on the general market for these securities;


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         i)  the bid/ask spreads;

         j)  any trading restrictions;

         k) the Advisor's access to information on the underlying loans in a CLO held by the Fund; and

         l) how the Fund will be able to value these securities on a daily basis.

RESPONSE TO COMMENT 4

      The Fund's Board will rely on the Advisor's internal liquidity policies and procedures as well as the Sub-Advisor's liquidity determinations and the fact that the Fund will remain at or below the 15% limit on illiquid securities at all times. See response to Comment 3(b) and below.

      The following is a current analysis of the CLO, RMBS, and CMBS markets with respect to their potential liquidity based on current factors and within the context of Release No. IC-32315. This analysis does not override the determinations of liquidity with respect to individual holdings per the Fund's policy, but represents a broader analysis of the sectors to show their potential liquidity and appropriateness for inclusion in the Fund's portfolio. The Fund believes that significant portions of the CLO (particularly the highly rated parts of sector), RMBS, and CMBS markets are highly liquid , based on a variety of factors, including a specific focus on market activity, frequency of trading, pricing volatility, duration and spreads, and availability of information with respect to both underlying assets (as discussed in Response 3) and pricing.

      The markets for non-agency RMBS, CMBS, and CLOs are active and include large national broker dealers and multiple regional dealers. Although the non-agency RMBS market has been slowly declining in size, as there have been few new transactions brought to market due to issuer concerns about representation and warranty (put back) risks, strong and improving fundamentals vis-a-vis the overall health of the U.S. housing market coupled with technical demand due to a shrinking market size give this market strong support. The CMBS market continues to see strong growth and continued dealer support as investors are drawn to attractive yields and cash flows that are potentially less volatile than agency MBS cash flows. CLO securities have an active market due to their higher coupon margins coupled with higher credit ratings and lower interest rate risk.

                           Market Size             Weekly Trading Volume
 ------------------- ------------------------- -------------------------------
 Non-Agency RMBS           $535 billion             $1.2 - $1.5 billion

 CMBS                     $1,000 billion            $0.8 - $1.2 billion

 CLO (AAA)                 $450 billion             $0.5 - $1.0 billion

      Markets in these sectors are actively traded. Weekly trading volumes have been reported as these show somewhat less variability than daily trading volumes and present a clearer picture of trading activity. Given the expected size of


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the Fund, expected range of the Fund's allocation to these sectors, the overall market size of these sectors, and current trading volumes, we do not believe that liquidation by the Fund will have a noticeable impact on the general market for these securities.

      The following table shows the typical expected allocation of the Fund to each sector, share of the market represented by the Fund, and share of daily trading volume. The values assume a Fund value of $100 million and are based on the high end range value listed. The Share of Daily Volume value listed is expressed as (high end of the fund range x $100 million)/(weekly trading volume/5 days).

                      Fund Range     Share of Market    Share of Daily Volume
 ------------------- ------------- ------------------- -----------------------

 Non-Agency RMBS        5-15%            0.0028%              5.0-6.3%

 CMBS                   5-12%            0.0012%              5.0-7.5%

 CLO (AAA)               2-8%            0.0018%              4.0-8.0%

      Price volatility can be quantified by duration, the measure of a holding's price to changes in interest rates and spreads, which may be understood as a measure of the expected percentage price change of a bond to a 100 basis point change in interest rates. For example, investors would expect a bond with a duration value of 5.0 to see a 5% decline in market price if interest rates were to increase 100 basis points. Similar to traditional interest rate duration measures, spread duration quantifies the expected price change should the yield spread change by 100 basis points. A bond with a spread duration of 5.0 would be expected to increase in price by 0.5% if its yield spread were to contract by 10 bps.

      The typical range of duration and spread duration for the sectors in question and the benchmark index are listed below.

                                          Duration          Spread Duration
 ---------------------------------   -------------------  --------------------

 Non-Agency RMBS                         0.2 - 4.5             1.0 - 4.5

 CMBS                                    3.0 - 7.0             3.0 - 7.0

 CLO (AAA)                               0.1 - 0.4             1.0 - 5.0

 Bloomberg Barclays U.S. Aggregate          5.96                  6.04
 Index (1/27/17)

      Bid/ask spreads, the price difference between where market makers will buy a bond and sell a bond will vary depending upon market sentiment. During "normal" market conditions, the one would expect bid/ask spreads to be tighter than during periods of volatility or "risk-off" trading where investors may be crowding for the perceived security of government guaranteed bonds. Below are


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the typical bid/ask spread ranges for both normal market conditions and
"risk-off" conditions for non-agency RMBS, CMBS, and CLOs below.

                              Normal Market             Moderate "Risk-Off"
  ---------------------- ------------------------   ---------------------------

  Non-Agency RMBS              0.25% - 0.5%                 0.5% - 2.0%

  CMBS                        0.12% - 0.25%                0.45% - 0.60%

  CLO (AAA)                    0.12% - 0.2%                0.24% - 0.32%

      Third party vendor pricing is available for approximately 99% of the Fund's expected portfolio, including its net assets invested in CLOs, RMBS, and CMBS. Such third-party pricing vendors provide pricing data on a daily basis, and the availability of pricing data, including the availability of underling inputs used to create such pricing data, is utilized to help evaluate the liquidity of instruments in the portfolio.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      It appears that CLOs may constitute up to 20% of the Fund's net assets. Explain how this is possible if such CLOs are determined to be illiquid securities.

RESPONSE TO COMMENT 5

      Liquidity classification will be an important restriction on determining which CLOs will be included within the 20% limitation for the Fund. The Fund intends to monitor the liquidity of the CLO portion of the Fund's portfolio on a regular basis and the Fund will limit all illiquid holdings, which may include CLOs, to no more than 15% of the Fund's net assets, regardless of any general range stated for particular instruments.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The third paragraph of this section refers to investment in securities that the Sub-Advisor believes are "relatively undervalued." Disclose the benchmark for this relativity determination. Is the undervaluation relative to the Bloomberg Barclays U.S. Aggregate Index?

RESPONSE TO COMMENT 6

      The undervaluation referred to in the Fund's prospectus does not rely on a comparison to any individual benchmark or index. Under or over valuation can be relative to the sector, benchmark, broad investment universe, or historical trading patterns. At times, psychology and investor sentiment can cause temporary dislocations in the market which results in mispriced securities that are undervalued or overvalued based on fundamental analysis. The fixed income markets/securities are mean-reverting; technical factors can temporarily drive pricing away from fundamentals. The Sub-Adviser believes that persistent


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inefficiencies in the fixed income market can be exploited through their disciplined research process and bottom-up issue selection. The Fund's strategy will blend sector allocation and securities selection by sector specialists as key approaches to risk management and exploitation of such market inefficiencies. This value manifests itself as markets revert to the mean.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The third paragraph of this section refers to the duration of the Fund's investments. Somewhere in the prospectus, describe the difference between duration and maturity.

RESPONSE TO COMMENT 7

      The following disclosure has been added to the Fund's Principal Investment Strategies section:

            "While maturity refers to the expected life of a security, duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest."


COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that "the Fund will not invest more than 20% of its assets invested in fixed income securities in non-agency sponsored mortgage-backed securities." Clarify the non-fixed income securities in which the Fund will invest and provide a percentage of net asset value for non-agency mortgage-backed securities. Because it appears that such securities could exceed 15% of the Fund's net assets, explain in detail how the Board determined that such holdings are liquid.

RESPONSE TO COMMENT 8

      The Fund does not intend to hold a significant amount of its net assets in non-fixed income securities. The Fund may invest in other investment companies, but not a part of its principal investment strategies. See response to Comment
23. The Fund expects the percentage of its net assets to be invested non-agency mortgage backed securities to be between five and twenty-five percent at any given time.

      The Fund's Board will rely on the Advisor's internal liquidity policies and procedures as well as the Sub-Advisor's liquidity determinations and the fact that the Fund will remain at or below the 15% limit on illiquid securities at all times. See responses to Comments 3(b) and 4.

      See responses to Comments 3 and 4 for a discussion of the liquidity of these securities.


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COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund may invest up to 35% of its net assets in "non-agency debt and other securities rated below investment grade." If this includes up to 35% in non-investment grade CMBS, revise the disclosure to comply with the Commission's position that non-investment grade CMBS should not exceed 15% of net assets.

RESPONSE TO COMMENT 9

      The Fund does not believe that all non-agency CMBS is illiquid and will remain at or below the 15% limit on illiquid securities at all times. See responses to Comments 3 and 4.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose how the Fund defines "emerging markets."

RESPONSE TO COMMENT 10

      The following disclosure has been added to the Fund's Principal Investment Strategies section:

            "The Sub-Advisor considers emerging market countries to be countries that are characterized by developing commercial and financial infrastructure with significant potential for economic growth and increased capital market participation by foreign investors."


COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure refers to investments in "options, swaps, futures, or other derivatives." Disclose every type of derivative in which the Fund intends to invest as a part of its principal investment strategies.

RESPONSE TO COMMENT 11

      Although the Fund may invest in futures and forward contracts, the Fund does not intend to invest in derivatives as a part of its principal investment strategies. The prospectus has been revised accordingly.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES

      Explain whether the Fund will count derivatives in its 80% test and, if so, confirm that such derivatives will have similar economic characteristics to fixed income securities. Confirm that such derivatives will be valued at market and not notional value.


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RESPONSE TO COMMENT 12

      The Fund does not intent to count derivatives in its 80% test.

COMMENT 13 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the Fund "may also seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts or by using other investment techniques." Clarify the specific types of investments that the Fund may utilize in this context.

RESPONSE TO COMMENT 13

      This disclosure has been removed from the prospectus.

COMMENT 14 - PRINCIPAL RISKS

      With respect to bank loans in which the Fund may invest, address how the Fund will meet short-term liquidity needs given the potential long settlement period for such investments. State in the prospectus that the undetermined settlement period for bank loans will pose a risk to investors due to the uncertainty of the expected payment.

RESPONSE TO COMMENT 14

      The following disclosure has been added to the Fund's Principal Risks section:

            "Transactions in loans may settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale, which may be longer than seven days in the case of certain senior loans."


COMMENT 15 - PRINCIPAL RISKS

      The risk disclosure regarding bank loans does not describe that such loans are not protected by the securities laws. Consider adding relevant disclosure or describe in your response the reason for omitting such disclosure.

RESPONSE TO COMMENT 15

      The following disclosure has been added to the Fund's Principal Risk section:

            "Unlike stocks and bonds, loans are not registered and otherwise may not be treated as securities under the federal securities laws, meaning investors in loans have less protection against improper practices than investors in securities that are registered under or are otherwise subject to the protections of the securities laws."


                                     - 9 -
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COMMENT 16 - PRINCIPAL RISKS

      The disclosure states that "Senior Loans may have uncertain settlement time periods." Disclose that such settlement could take longer than seven days.

RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment. See Response to Comment 14.

COMMENT 17 - PRINCIPAL RISKS

      Consider whether the following risks should be included in this section:

         a)  non-agency debt risk;

         b)  municipal securities risk;

         c)  TBA risk; and

         d)  Rule 144A/Restricted security risk.

RESPONSE TO COMMENT 17

      Each of the forgoing risk factors has been added to the Principal Risk sections of the prospectus.

COMMENT 18 - FUND INVESTMENTS

      Consider whether participation in loans is a part of the Fund's principal investment strategies and, if so, include relevant disclosure and risks.

RESPONSE TO COMMENT 18

      The Fund does not expect loan participation to be a part of its principal investment strategies.

COMMENT 19 - FUND INVESTMENTS

      Consider whether total return swaps and credit default swaps are a part of the Fund's principal investment strategies and, if so, include relevant disclosure and risks. In your response, confirm that any swaps in which the Fund invests will be covered to their full notional value.


                                     - 10 -
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RESPONSE TO COMMENT 19

      The Fund does not expect total return swaps and credit default swaps to be a part of its principal investment strategies. To the extent the Fund does invest in such securities, they will be covered to their full notional value.

COMMENT 20 - FUND INVESTMENTS

      Consider whether exchange-traded notes are a part of the Fund's principal investment strategies and, if so, include relevant disclosure and risks.

RESPONSE TO COMMENT 20

      The Fund does not expect exchange-traded notes to be a part of its principal investment strategies. The prospectus has been revised accordingly.

COMMENT 21 - FUND INVESTMENTS

      Consider whether real estate mortgage investment conduits (REMICs) are a part of the Fund's principal investment strategies and, if so, include relevant disclosure and risks.

RESPONSE TO COMMENT 21

      The Fund does not expect REMICs to be a part of its principal investment strategies.

COMMENT 22 - FUND INVESTMENTS

      Consider whether the Fund will invest in contingent convertible securities and, if so, include relevant disclosure and risks.

RESPONSE TO COMMENT 22

      The Fund does not expect contingent convertible securities to be a part of its principal investment strategies.

COMMENT 23 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      If the Fund intends to invest in equity securities, include relevant disclosure. If not, remove the applicable risk factor.

RESPONSE TO COMMENT 23

      The Fund does not intend to invest in equity securities, other than the shares of other investment companies. Investment in other investment companies is not a part of the Fund's principal investment strategies. The prospectus has been revised accordingly.


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COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      Fundamental investment policy number seven relating to concentration limits provides that the limit does not apply to the Fund's investment in other investment companies; however, the Commission requires a fund to look through underlying investment companies for purposes of concentration limits. Please remove the investment company exclusion from policy number seven.

RESPONSE TO COMMENT 24

      To the extent possible, the Fund looks through the underlying investment companies for purposes of concentration limits; however, with non-affiliated funds, it may not be practical for the Fund to do so. The statement of additional information has been revised to include the following disclosure:

            "Notwithstanding restriction (7) above, to the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitations set forth in restriction (7) above."


COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      If applicable, include a separate column in the "Other Accounts Managed by the Portfolio Managers" table for accounts with performance fees.

RESPONSE TO COMMENT 25

      The statement of additional information has been revised accordingly.

                              * * * * * * * *

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP

                                                   By:  /s/ Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren


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